UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  VIZARIO, INC.
                            -------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    92855T109
                                  -------------
                                 (CUSIP Number)

                         World East Corporation Limited
                          Flat C, 13/F On Luen building
                               9 Kimberley Street
                               Kowloon, Hong Kong
                              --------------------
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 8, 2005
                                    ---------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /-/

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1 NAME OF REPORTING PERSONS                       World East Corporation Limited


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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a)|_|
                                                   (b)|X|
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3 SEC USE ONLY
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4 SOURCE OF FUNDS [WC]
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  REQUIRED PURSUANT TO ITEM 2(d)or 2(e)
                                                   |_|
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6 CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
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NUMBER OF        7  SOLE VOTING POWER                                166,666,666
SHARES     ---------------------------------------------------------------------
BENEFICIALLY     8  SHARED VOTING POWER                              -0-
OWNED BY      ------------------------------------------------------------------
THE              9  SOLE DISPOSITIVE POWER                           166,666,666
REPORTING      -----------------------------------------------------------------
PERSON WITH      10  SHARED DISPOSITIVE POWER                        -0-

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         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY                 166,666,666
              THE REPORTING PERSON
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         12   CHECK BOX IF THE AGREGATE AMOUNT IN ROW                |_|
              (11) EXCLUDES CERTAIN SHARES*
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         13   PERCENT OF CLASS REPRESENTED BY AMOUNT
              IN ROW (11)                                            41%
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         14   TYPE OF REPORTING PERSON*                              CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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


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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


ITEM 1. SECURITY AND ISSUER.

This Schedule 13D (the "Schedule 13D"), relates to common stock, par value $.001 ("Common Stock") of Vizario, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at Flat C, 13/F, On Luen Building, 9 Kimberley Street, Kowloon, Hong Kong

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed on behalf of World East Corporation Limited, a Hong Kong corporation ("World East"). World East is engaged in investment holdings and business operations. The address of World East's principal office is Flat C, 13/F, On Luen Building, 9 Kimberley Street, Kowloon, Hong Kong.

(b) During the last five years, no executive officer, director or control person of World East has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor).

(c) During the last five years, no executive officer, director or control person of World East has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 8, 2005, World East acquired 166,666,666 shares of Common Stock from the Issuer for a purchase price of $250,000. The funds came from the working capital of World East.

ITEM 4.    PURPOSE OF TRANSACTION.

World East has no present intention to engage or cause the Issuer to engage in any transactions or activities which relate to or would result in:

      (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

      (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

      (d) any other material change in the Issuer's business or corporate structure.

      (e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

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      (f) any other material changes in the Issuer's business or corporate structure.

      (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

      (h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

      (j) any action similar to any of those enumerated above.

World East has acquired the Common Stock for general investment purposes, World East is not a party to any agreements to acquire any additional Common Stock at this time. Notwithstanding the foregoing, World East retains the right to change their investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional shares of Common Stock from time to time or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law. In addition, World East has the right to elect members to the Issuer's Board of Directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(A) As of the date of this report, World East beneficially owns an aggregate of 166,666,666 shares of the Issuer's Common Stock, which represents 41% of the Issuer's issued and outstanding Common Stock.

(b) As of the date of this report, World East has the sole power to vote or direct the voting of, or dispose or direct the disposition of 166,666,666 shares of the Issuer's Common Stock.

(c) The Reporting Person has not effected any transactions in the class of securities described in the past 60 days.

(d) To the knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) World East remains the beneficial owner of more than 5% of the class of securities described herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On August 8, 2005, World East entered into a Regulation S Private Placement Subscription Agreement with the Issuer for the purchase of 166,666,666 shares of the Issuer's Common Stock for an aggregate purchase price of $250,000.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Regulation S Private Placement Subscription Agreement, dated as of August 8, 2005, by and between Vizario, Inc. and World East Corporation Limited.


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                                S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date: May 26, 2006                                WORLD EAST CORPORATION LIMITED



                                                  By: /s/ Chefai Wong
                                                      --------------------------
                                                      Name: Chefai Wong
                                                      Title: Vice President


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